Exhibit I

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 –200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Pricing of $100 Million Public Offering of 8.20%

Series G Cumulative Redeemable Perpetual Preferred Shares

HONG KONG, CHINA, June 9, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it has priced its previously announced $100 million public offering of its 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares (the “Series G Preferred Shares”) at $25 per share. Seaspan has granted the underwriters of the offering a 30-day option to purchase up to an additional $15 million of Series G Preferred Shares on the same terms and conditions. The offering is expected to close on June 16, 2016.

Seaspan intends to use the net proceeds of the offering for general corporate purposes, which may include funding acquisitions, funding capital expenditures on existing newbuild vessels and debt repayments. Following the offering, Seaspan intends to file an application to list the Series G Preferred Shares on The New York Stock Exchange.

RBC Capital Markets, J.P. Morgan, Stifel and Incapital are acting as joint book-running managers for the offering. BB&T Capital Markets, Janney Montgomery Scott, Ladenburg Thalmann, Wunderlich, FBR and Maxim Group LLC are acting as co-managers for the offering.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, or telephone: 1 (866) 375-6829, or email: rbcnyfixedincomeprospectus@rbccm.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204; Stifel at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, or telephone: 1-855-300-7136, or e-mail: syndprospectus@stifel.com; or Incapital LLC, Attention: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Illinois 60606, or telephone: 1 (800) 327-1546, or email: prospectus_requests@incapital.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 14 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 89 vessels has an average age of approximately six years and average remaining lease period of approximately six years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s public offering and the use of proceeds thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, failure to close the public offering and those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

-end-

2